Exhibit 1.02

CNH Industrial N.V.

Conflict Minerals Report

For The Year Ended December 31, 2013

1.	Overview

This report has been prepared by management of CNH Industrial N.V. (herein referred to as “CNH Industrial,” or the “Company”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

CNH Industrial is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial is incorporated in, and under the laws of, The Netherlands. CNH Industrial has its corporate seat in Amsterdam, The Netherlands, and its principal office in Basildon, United Kingdom.

The deeds of merger for the mergers of Fiat Industrial and CNH Global with and into CNH Industrial (the “Merger”) were executed, respectively, on September 27 and 28, 2013. The effective date of the Merger was September 29, 2013. A primary objective of the Merger was to simplify the capital structure of Fiat Industrial (“CNH Industrial” subsequent to the Merger) by creating a single class of liquid stock listed on the New York Stock Exchange and on the Mercato Telematico Azionario, managed by Borsa Italiana S.p.A.

CNH Industrial is a leading global capital goods company engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines and transmissions for those vehicles and engines for marine and power generation applications. CNH Industrial has industrial and financial services companies located in 44 countries and a commercial presence in approximately 190 countries around the world.

CNH Global’s common shares were registered with the U.S. Securities and Exchange Commission (the “SEC”) prior to the Merger, and CNH Global filed reports with the SEC pursuant to the Exchange Act. By contrast, Fiat Industrial, an Italian company, was not an SEC registrant and was not subject to the reporting requirements of the Exchange Act. Because the effective date of the Merger was less than eight months before the end of the 2013 calendar year, pursuant to Instruction 3 to Item 1.01, this Form SD accordingly covers those segments of CNH Industrial that were part of CNH Global prior the Merger (i.e., the agricultural and construction equipment segments). CNH Industrial is providing this report so that shareholders of CNH Industrial who were previously shareholders of CNH Global will receive conflict minerals disclosure about CNH Global that they would have received had CNH Global not engaged in the Merger.

CNH Industrial’s agricultural equipment segment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. CNH Industrial’s agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe. CNH Industrial’s construction equipment segment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. CNH Industrial’s construction equipment is sold under the New Holland Construction and Case Construction brands.

Unless otherwise indicated or the context otherwise requires, as used in this annual report, the terms “we”, “us” and “our” refer to the agricultural and construction equipment segments of CNH Industrial.

We conducted an analysis of our agricultural and construction equipment products and found that tin, tantalum, tungsten and gold (“3TG”) are found in our agricultural and construction equipment products.

Conflict Minerals Policy

We have adopted a conflict minerals policy which is publicly available on our website www: cnhindustrial.com, under “How we get things done/Governance Model/Code of Conduct/Conflict Minerals Policy” in the Sustainability section.

Grievance Mechanism

We have a grievance mechanism whereby employees and suppliers can report violations of the Company’s policies. This grievance mechanism is described in our conflict minerals policy.

Supply Chain

Our agricultural and construction equipment products are highly complex, typically containing thousands of parts from many direct suppliers. We have relationships with a vast network of suppliers throughout the world. Many of our suppliers are located outside the United States and include foreign entities that are not subject to the Rule. In addition, there are generally multiple tiers between the 3TG mines and our suppliers. Therefore, we must rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers. We cannot unilaterally impose new contract terms or flow-down requirements that would otherwise compel these suppliers to support our due diligence efforts with respect to 3TG content. However, we anticipate adding new contract terms which will require suppliers to provide information about the source of 3TG in our products.

Because of the scope and complexity of our supply chain, we developed a risk-based approach that focused on suppliers that we believed were likely to provide us with goods containing 3TG. Internal subject matter experts helped us determine which suppliers have a high probability of supplying goods containing 3TG or are undeterminable for 3TG in their goods. In addition, our company, like many companies, has a relatively high concentration of spend with a relatively small portion of their supply base; therefore, we focused on high-spend suppliers with high probability of containing 3TG and the undeterminable suppliers. We believe this was a reasonable approach because of the scope and complexity of our supply chain and there is relatively little variation in our largest direct suppliers from year to year. Suppliers identified pursuant to this risk-based approach received approximately 80% of the purchases (by dollar value) that we made for goods from suppliers in the scope of our conflict minerals reporting program in 2013.

We initially provided our suppliers with information regarding the new conflict minerals reporting requirement. We then requested that all identified suppliers provide information to us regarding 3TG and smelters using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.

Efforts to Determine Mine or Location of Origin

We requested our suppliers complete the Template, which includes questions regarding the locations of smelters and refiners or origin for the minerals. We also sent suppliers specific instructions to complete and return the Template. We do not have direct contact with smelters; therefore, we are dependent on suppliers to provide this information to us.

Smelters or Refiners and Country of Origin of 3TG

The vast majority of suppliers from which we requested information indicated in their response that the information provided was at a company or divisional level. We cannot be certain that the smelters or refiners provided by our suppliers are the actual smelters or suppliers that supplied 3TG to us.

2.	Due Diligence

Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by the Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

Due Diligence Performed

MANAGEMENT SYSTEMS

We have adopted a conflict minerals policy related to our sourcing of goods that may contain 3TG.

Internal Team

We have established a management system to support supply chain due diligence related to goods that may contain 3TG. Our management system includes an executive steering committee sponsored by senior legal staff, and a team of subject matter experts from functions such as purchasing, IT, engineering and internal audit. A working group, reporting to the Steering Committee, was formed to develop and implement a Conflict Minerals compliance program approved by our Steering Committee.

Control Systems

We do not have a direct relationship with 3TG smelters and refiners. We are; however, participating with other major manufacturers in our sector and other sectors in the Automotive Industry Action Group (AIAG) efforts to disclose upstream actors in the supply chain.

Controls include, but are not limited to, a dedicated email for conflict minerals information, supplier response retention through the iPoint Conflict Minerals Platform (“iPCMP”), and a smelter outreach program through AIAG’s participation in the conflict free smelter program.

Maintain Records

We have established a records retention policy to ensure that relevant materials are preserved for appropriate periods.

Supplier Engagement

We have directed suppliers to resources related to Conflict Minerals, including FAQs from the AIAG. We have also sent multiple communications directly to our suppliers regarding the Rule.

IDENTIFY AND ASSESS RISK IN THE SUPPLY CHAIN

Because of the scope and complexity of our supply chain, we developed a risk-based approach that focused on suppliers that we believed were likely to provide us with goods containing 3TG. In addition, we focused on (a) high-spend suppliers whose goods we purchase have a high probability of containing 3TG and (b) the undeterminable suppliers. Suppliers identified pursuant to this risk-based approach received 80% of the purchases (by dollar value) we made for goods from our suppliers in the scope of our conflict minerals reporting program in 2013.

Survey Responses

We received responses from in excess of 80% of the suppliers surveyed. These responses were provided using the Template as well as other forms. We reviewed the responses against criteria developed by our working group to determine which suppliers required further engagement. The criteria considered when evaluating whether further engagement was required included incomplete responses as well as inconsistencies within the data reported by those suppliers. We worked directly with such suppliers in an effort to secure revised responses.

The vast majority of the responses received (over 90%) provided data at a company or divisional level. We cannot be certain that the smelters or refiners provided by our suppliers are actual smelters or refiners or supplied 3TG to us. Therefore, we are unable to determine whether any conflict minerals reported by the suppliers were contained in the goods supplied to us or to validate that any of these suppliers or refiners are actually part of our supply chain. Because we are not able to establish a direct link between goods in our agricultural and construction equipment and particular smelters, we are not providing a delineated list of smelters.

DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO RISKS

•	The Steering Committee is briefed about our due diligence efforts on a regular basis.

•	We have adopted a conflict minerals policy that, among other things, calls for responsible sourcing from the DRC and surrounding countries.

•	We intend to include a requirement in our standard terms and conditions with suppliers that requires suppliers to respond to our information requests regarding the source of 3TG contained in goods that we purchase from such suppliers.

•	We found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier. We intend to engage in an annual assessment of the responsiveness of our suppliers to our 3TG information requests.

CARRY OUT INDEPENDENT THIRD PARTY AUDIT OF SUPPLY CHAIN DUE DILIGENCE AT IDENTIFIED POINTS IN THE SUPPLY CHAIN

We do not have a direct relationship with 3TG smelters and refiners and therefore do not perform or direct audits of these entities. We support audits conducted by third parties through AIAG’s participation in the Conflict Free Smelter program.

REPORT ON SUPPLY CHAIN DUE DILIGENCE

This Conflict Minerals Report constitutes our annual report on our 3TG due diligence, is available in the Sustainability section on our website www.cnhindustrial.com and is filed with the SEC.

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.